FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2016

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Results of Annual General Meeting held on December 29, 2016

At the Annual General Meeting of shareholders held today, December 29, 2016, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on November 17, 2016, were adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To approve the extension of Mr. Yitzhak Nissan’s service as both Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, for up to three additional years;

3.	To approve the Company’s new Compensation Policy;

4.	To approve the extension and amendment of the Management Agreement with Nistec Ltd.;

5.	To approve the extension of the Directors and Officers Indemnity Agreement with Mr. Yitzhak Nissan;

6.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s independent auditors, for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on November 17, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors
and Chief Executive Officer
Dated: December 29, 2016